Exhibit(b)(5)

UNSECURED

LOAN AGREEMENT

No. 34/2008 VC_Lillian

This loan agreement (the “Agreement”) is dated 15 February 2008 and is made by and between:

Lillian Acquisition, Inc., a Delaware corporation, as borrower (the “Borrower”), represented by its sole director and President Elena Shmatova; and

Open Joint Stock Company “Vimpel-Communications”, a Russian joint stock company, as lender (the “Lender”), represented by its General Director Alexander Izosimov,

who make this Agreement on the following terms:

1.	Subject of the Agreement

1.1	The Lender agrees to make loans (individually an “Advance” and collectively the “Loan”) to the Borrower. Each Advance and the amount of the Loan outstanding shall be denominated in US Dollars and the maximum amount of the Loan advanced and not repaid at any time shall not exceed 4,150,000,000 (four billion one hundred fifty million) US Dollars (“Maximum Loan Amount”).

1.2	The Borrower may repay all or any portion of the Loan at any time or from time to time, provided that the unpaid balance of each Advance shall be due and payable in full no later than six months from the date of such Advance (each such date being a “Termination Date”). Amounts repaid may not be re-borrowed.

1.3	The Borrower and the Lender acknowledge that, after the Delaware statutory merger (the “Merger”) that is currently being contemplated between the Borrower and Golden Telecom, Inc. (“Golden Telecom”) becomes effective, the obligations and liabilities of the parties to this Agreement will be subordinated to the US$275,000,000 term facility agreement dated 25 January 2007 (as amended and restated on 22 March 2007 and as further amended on 20 November 2007) between, amongst others, Golden Telecom, EDN Sovintel LLC, GTS Finance Inc., Citibank N.A., London Branch, Citibank International plc and the Original Lenders (as defined therein), on the terms and subject to the conditions of the subordination deed (the “Subordination Deed”) to be entered into between the Lender, Golden Telecom and Citibank International plc prior to the effective date of the Merger. After the Merger, no party to this Agreement will take any action in contravention of the Subordination Deed.

2.	Loan Drawdown

2.1	The Borrower may receive the Loan in one or more Advances upon delivery of an Advance Request in the form attached to this Agreement as Exhibit 1 no later than one Business Day before the date of the requested Advance (the “Advance Date”) as long as, after giving effect to the requested Advance, the amount of the Loan advanced and not repaid will not be greater than the Maximum Loan Amount.

2.2	As used in this Agreement, “Business Day” means a day on which banks in Moscow are open for business generally and banks in New York are open for dealings in US Dollars in the interbank market.

3.	Interest

3.1	Subject to the Subordination Deed, the Borrower shall pay accrued interest (as determined in accordance with Section 3.2 of this Agreement) on the US Dollar amount of each Advance upon full repayment of the Advance on the respective Termination Date.

3.2	Interest on the total amount of each Advance shall accrue from and including the first day of such Advance to but excluding the repayment day of such Advance. The rate of interest applicable to an Advance shall be equal to 3% (three per cent.) per annum.

3.3	Interest shall be calculated on the number of days elapsed over a year of 360 days.

4.	Representations and Warranties of the Borrower

The Borrower represents and warrants to the Lender that:

4.1	The Borrower (i) is a corporation duly organised and validly existing under the laws of the state of Delaware, and (ii) has the corporate power and authority to execute, deliver and perform its obligations under this Agreement.

4.2	The transactions contemplated by this Agreement (i) have been duly authorised by all requisite corporate and, if required, shareholder action and (ii) will not violate (a) any material provision of any law, rule or regulation, or the articles of incorporation of the Borrower, or (b) any order of any governmental authority.

4.3	This Agreement has been duly executed and delivered by the Borrower and constitutes the legal, valid, and binding obligation of the Borrower, enforceable against it in accordance with its terms.

4.4	No action, consent or approval of, or registration or filing with or any other action by any governmental authority is or will be required in connection with this Agreement.

5.	Covenants of the Borrower

The Borrower covenants with the Lender that, so long as this Agreement shall remain in effect and until any obligation of the Lender to make Advances hereunder shall have terminated and the Loan and all other sums due to the Lender under this Agreement have been paid in full, it shall furnish the Lender prompt written notice of any Default or Event of Default, which notice shall specify the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto.

6.	Defaults and Events of Default

6.1	The occurrence of any of the following events shall constitute an “Event of Default”:

6.1.1	Any representation or warranty made or deemed made in or in connection with this Agreement proves to have been false or misleading in any material respect when so made or deemed made and such misrepresentation continues unremedied for 30 days after the Borrower’s receipt of written notice thereof from the Lender; or

6.1.2	The Borrower fails to make when due any payment required under this Agreement and such failure continues unremedied for 30 days after the Borrower’s receipt of written notice thereof from the Lender; or

6.1.3	The Borrower fails to perform any other covenant, condition, or agreement set forth in this Agreement and such failure continues unremedied for 30 days after the Borrower’s receipt of written notice thereof from the Lender; or

6.1.4	An Act of Insolvency occurs in relation to the Borrower; or

6.1.5	The Borrower becomes bankrupt or insolvent as defined in any bankruptcy or insolvency law applicable to it; or

6.1.6	The Borrower fails to pay or is otherwise unable to pay its debts as they become due.

6.2	As used in this Agreement, “Default” means any event or circumstance which, with notice and/or the passage of time, would constitute an Event of Default, and “Act of Insolvency” means the occurrence of any of the following events:

(i) the filing of a voluntary petition in bankruptcy or insolvency or a petition for reorganisation under any bankruptcy or insolvency law by the Borrower or the admission by the Borrower that it is unable to pay its debts as they become due; or

(ii) the entering of an order, judgment or decree by any court of competent jurisdiction, on the application of a creditor adjudicating the Borrower as bankrupt or insolvent or approving a petition seeking reorganisation or appointing a receiver, trustee, liquidator, administrative receiver, administrator, compulsory manager or other similar officer over all or a substantial part of the Borrower’s assets, and such order, judgment or decree continuing unstayed and in effect for a period of 90 days; or

(iii) the consent to an involuntary petition in bankruptcy or the failure to vacate, within 90 days from the date of entry thereof, any order approving an involuntary petition by the Borrower.

6.3	Subject to the Subordination Deed, upon the occurrence of an Event of Default, the Lender may, by written notice to the Borrower take either or both of the following actions, at the same or different times:

(i) terminate any obligation of the Lender to make Advances to the Borrower pursuant to this Agreement, whereupon all obligations of the Lender to make Advances to the Borrower pursuant to this Agreement shall terminate anything to the contrary in this Agreement notwithstanding; and

(ii) declare the Loan and any other sum payable by the Borrower to the Lender pursuant to this Agreement then outstanding to be due and payable in whole or in part, whereupon the Loan and any such other sum shall, to the extent so declared to be due and payable, become forthwith due and payable, without presentment, demand, protest, or other notice of any kind, all of which are hereby expressly waived by the Borrower, anything to the contrary in this Agreement notwithstanding.

7.	Liability of the Parties; Dispute Resolution

7.1	The obligations of the Borrower hereunder are unsecured.

7.2	This Agreement is governed by the laws of England and each Party submits to the jurisdiction of the courts of England in connection with the Agreement. Each Party shall be liable for failure to perform or improper performance of this Agreement in accordance with applicable laws of England.

7.3	Any disputes or differences which cannot be amicably resolved by the Parties within 30 days after the date of occurrence thereof shall be settled by the courts of England, in accordance with applicable laws of England.

8.	Miscellaneous

8.1	This Agreement may be extended by mutual consent of the Parties, provided that any amendment complies with all applicable legal requirements. The rights and obligations under this Agreement cannot be transferred or assigned by either Party. The Lender consents to the assumption of this Agreement and the Borrower’s rights and obligations hereunder by any person that becomes the legal successor of the Borrower by operation of law. No person other than the Lender and the Borrower shall have any rights under or by virtue of this Agreement.

8.2	Any amendments hereto shall be executed in writing and signed by both Parties.

8.3	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Agreement.

8.4	There is no express or implied intention for this Agreement to benefit any third party, and nothing contained in this Agreement is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person other than the Borrower.

8.5	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any of its terms. The consent of any person who is not a party to this Agreement is not required to rescind or vary this Agreement at any time.

Signatures of the Parties

Borrower: Lillian Acquisition, Inc.	Lender: Open Joint Stock Company “Vimpel-Communications”

By: /s/ Elena Shmatova	By: /s/ Alexander Izosimov
Ms. Elena Shmatova	Mr. Alexander Izosimov
Title: Director and President	Title: CEO and General Director
Date: February 15, 2008	Date: February 15, 2008

By: /s/ Olga Pozdneeva
Ms. Olga Pozdneeva Title: Chief Accountant Date: February 15, 2008

Exhibit 1

ADVANCE REQUEST

Lillian Acquisition, Inc.

                      2008

Open Joint Stock Company

“Vimpel-Communications”

Re: UNSECURED LOAN

AGREEMENT No 34/3008 (the “Agreement”)

Reference is made to the Agreement between yourselves as Lender and us as Borrower dated 15 February 2008 (capitalised terms used and not defined in this letter shall have the meanings specified in the Agreement). This is an Advance Request pursuant to Section 2.1 of the Agreement.

Amount of Advance: USD

In connection with the requested Advance, the Borrower hereby represents and warrants as of the date hereof that after giving effect to the requested Advance the amount of the Loan advanced and not repaid will not be greater than the Maximum Loan Amount.